

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

William Asiedu
Chief Financial Officer
Xtra-Gold Resources Corp.
Monte Carlo #7
Paradise Island
Nassau, Bahamas

> **Re: Xtra-Gold Resources Corp.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed March 31, 2023**
> **Amendment to Form 20-F for the fiscal year ended December 31, 2022**
> **Filed June 9, 2023**
> **Response dated September 12, 2023**
> **File No. 333-139037**

Dear William Asiedu:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 99.2

Results of Operations for the Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021 and December 31, 2020, page 5

1. Please remove your resource disclosures found in Exhibit 99.2 on pages 5, 7, 9, and 11 or provide a technical report summary to support this resource disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

For questions regarding comments on engineering matters, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation